Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity pSivida Limited
ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dr Roger Brimblecombe
Date of last notice	13 June 2006
Date that director ceased to be director	24 January 2007

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

400,000 Unlisted options for ordinary shares @ 61 cent expiring 31 December, 2007
549,111 Unlisted options for ordinary shares @ 118 cent expiring 5 August, 2009
300,000 Unlisted options for ordinary shares @ 80 cents expiring 31 March 2010
75,000 Unlisted options for ordinary shares @ 92 cent expiring 30 September, 2010
613,200 Ordinary Fully Paid Shares

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 3 - Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	30/9/2001